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                                 UNITED STATES
                      SECURITIES AND EXCHANGE  COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                           (Amendment No. --------)*

                         LEHMAN BROTHERS HOLDINGS INC.

                                  COMMON STOCK

                                  524908 10 0
                                  -----------
                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement / x /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  1.       name of reporting person
           S.S. or I.R.S. Identification No. of above person

                   NIPPON LIFE INSURANCE  COMPANY

  2.       check the appropriate box if a member of a group*
                                                                        (a) /  /
                                                                        (b) /  /


  3.       SEC use only


  4.       citizenship or place of organization

                            JAPAN

   Number of                  5.  sole voting power
    Shares Beneficially
  Owned by Each                       12,924,488
    Reporting
   Person With
                              6.      shared voting power



                              7.      sole dispositive power

                                      12,924,488

                              8.      shared dispositive power



  9.       aggregate amount beneficially owned by each reporting person

                            12,924,488

  10.      check box if the aggregate amount in row (9) excludes certain shares*


  11.      percent of class represented by amount in Row 9

           11.4

  12.      type of reporting person*

           IC







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ITEM 1.
         (a)  Name of Issuer:  LEHMAN BROTHERS HOLDINGS INC.

         (b)  Address of Issuer's Principal Executive Offices:

                          3 WORLD FINANCIAL CENTER
                          NEW YORK, NY  10285

ITEM 2.
         (a)  Name of Person Filing:  NIPPON LIFE INSURANCE  COMPANY
         (b)  Address of Principal Business Office or, if none, Residence:

                          2-2 YURAKUCHO, 1-CHOME
                          CHIYODA-KU, TOKYO 100, JAPAN

         (c)  Citizenship:  JAPAN
         (d)  Title of Class of Securities:  COMMON STOCK
         (e)  CUSIP Number:  524908 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a) /   /        Broker or Dealer registered under Section 15 of the
                          Act

         (b) /   /        Bank as defined in Section 3(a)(6) of the Act

         (c) / x /        Insurance Company as defined in Section 3(a)(19) of
                          the Act

         (d) /   /        Investment Company registered under Section 8 of the
                          Investment Company Act

         (e) /   /        Investment Adviser registered under Section 203 of
                          the Investment Advisers Act of 1940

         (f) /   /        Employee Benefit Plan, Pension Fund which is subject
                          to the provisions of the Employee Retirement Income
                          Security Act of 1974 or Endowment Fund; see Section
                          240.13d-1(b)(1)(ii)(F)

         (g) /   /        Parent Holding Company, in accordance with Section
                          240.13d-1(b)(ii)(G) (Note:  See Item 7)

         (h) /   /        Group, in accordance with Section
                          240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

         (a)  Amount beneficially owned:  12,924,488

         (b)  Percent of Class:  11.4

         (c)  Number of shares as to which such person has:
                 (i)      sole power to vote or to direct the vote:  12,924,488





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                 (ii)     shared power to vote or to direct the vote
                 (iii) sole power to dispose or to direct the disposition of: 12,924,488
                 (iv) shared power to dispose or to direct the disposition of

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following /   /.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                  N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                                  N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                                  N/A

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth below in this statement is true, complete and correct.

                                                        June 8, 1994
                                               --------------------------------
                                                              Date

                                                   /s/  T. Maeda
                                               --------------------------------
                                                              Signature

                                                 Deputy Chief Representative
                                              ---------------------------------
                                                              Name/Title





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